Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-101185, Form S-3 No. 333-99409, Form S-3 No. 333-68938, Form S-3 No. 333-93897, Form S-8 No. 333-82471, Form S-8 No. 333-64313) of our reports dated February 6, 2003, with respect to the combined financial statements and schedule of Simon Property Group, Inc. included in and/or incorporated by reference in the Annual Report (Form 10-K) for the year ended December 31, 2002.

ERNST & YOUNG LLP

Indianapolis, Indiana
March 5, 2003